August 2, 2005

By Facsimile and U.S. Mail

Karen E. Bertero
Peter W. Wardle
Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Lost Angeles, California 90071

	Re:	Worldwide Restaurant Concepts, Inc.
		Schedule 13E-3 filed by Worldwide Restaurant Concepts,
Inc.,
Kevin W. Perkins, Pacific Equity Partners Fund II, L.P.,
Aus Holdco Pty Limited and US Mergeco, Inc.
      Filed July 26, 2005

Dear Ms. Bertero and Mr. Wardle:

	We have the following comments on the above-referenced filing.
Please note that we have limited our review to issues related to Rule
13e-3:

Schedule 13E-3
Chapter 1-The Merger, page 2
1. We reissue comment 2. Please provide us your analysis regarding why members of the Australian Management Group are not affiliates of
WRC. In addition, please revise the filing to indicate when the additional members of management who will participate in the transaction will be identified and the potential size of their equity interests in the investor group.
2. We reissue comment 3. Revise the summary term sheet to include all the most material terms of the transaction, including each party`s fairness determination. Also, please shorten the summary term sheet, to the extent practicable. For example, we note that the first two pages include the mailing addresses of each of the entities involved. In addition, you have shown the formula for each calculation of the possible merger consideration. Please revise the summary to include the table requested in prior comment 4 and eliminate repetitive disclosure of the various calculations.
Also,
please move the table of contents behind the summary term sheet.
3. We note your response to comment 4. Please revise the cover page to clarify that security holders will not know the exact amount of the consideration prior to the vote, and, as such, the actual consideration may differ from the example provided as of the most recent practicable date. Also revise the cover page to clarify the relative timing of the "bring down" opinion, the vote, the date that the merger consideration will be fixed, and the closing. Revise the document to clarify the purpose of the "bring down" opinion where the merger consideration will not be determined until after the opinion is issued.
4. We note your response to comment 5 that you will amend the
Schedule 13E-3 to include any additional reports as exhibits. Please tell us what consideration you have given to disseminating a summary of the reports should the financial advisor`s analysis materially differ from that previously disclosed. Please confirm that you will file the press release as an exhibit to the Schedule 13E-3 and as definitive additional materials pursuant to Rule 14a-6(b).

The Merger, page 15
5. We note your response to comment 8. Please revise to clarify whether any parties proposing transactions at higher prices were excluded from the final group of seven.
6. Please refer to comment 9. With a view toward disclosure, please describe the outstanding issues related to the termination fee and the circumstances under which it would be required to be paid.

Considerations Relating to the Merger, page 19
7. We note the revised disclosure in response to comment 6. On page
20, please provide the basis for the board and/or special committee`s conclusion that the "liquidation of WRC`s asset[s] would not likely realize more than [$0.63] net book value per share." In addition, please disclose the historical market prices considered by the board and/or special committee.

Recommendation of the WRC Board of Directors, page 23
8. Please revise this section to specifically state whether the board believes that the transaction is fair to WRC`s unaffiliated security holders. See Item 1014(a) of Regulation M-A. Currently, the disclosure in this section states that the board determined that the consideration is fair and provides the board`s recommendation with respect to the merger, but does not address the fairness of the transaction.
9. We reissue comment 12. Please address how the board reached its fairness determination despite the absence of each of the procedural safeguards. It does not appear that you have addressed the safeguard in Item 1014(c) of Regulation M-A. With a view toward disclosure, tell us what consideration the board gave to security holders` appraisal rights in reaching its procedural fairness determination.

Opinion of Financial Advisor, page 23
10. We note your response to comment 14; however, it is unclear where
you have summarized the revised or additional analysis presented by
Houlihan Lokey on April 28 and/or the earlier analysis. Please revise the disclosure on pages 24-31 and the background of the merger to clarify when the information was presented.  Furthermore, please
revise the disclosure to summarize all aspects of each report.
For
example, we note that the reports summarize the sale process and disclose the price ranges of potential transactions at various stages of the process.  It appears that this information should be
disclosed
in the document disseminated to security holders. Furthermore, we note the disclosure that "second round bids, which do not reflect potential closing adjustments, ranged from $4.95 per share to $7.69 per share" and "two parties were selected to proceed to the third round in a parallel process, with bids of approximately $6.81 and $6.36 per share, giving consideration to proposed closing adjustments
(e.g. working capital adjustments." On page 17 you state that "The
WRC Board of Directors determined to proceed with the two parties that had submitted final proposals with the highest price per share to WRC." Please clarify this disclosure in light of the information in the financial advisor`s reports, which appears to indicate that the two finalists did not propose offers with the highest prices.

Opinion of the Financial Advisor, page 23
11. We note your response to comments 14 and 15. Please confirm, if true, that you did not receive any report, opinion or appraisal from
Houlihan Lokey (in addition to any reports from Houlihan Lokey Financial Advisors). Please provide all information required by Item
1015(b) of Regulation M-A with respect to each of Houlihan Lokey and
Houlihan Lokey Financial Advisors, to the extent you have not already done so. For example, it does not appear that you have described the method of selection of Houlihan Lokey Financial Advisors, as required by Item 1015(b)(2) of Regulation M-A.

The Merger Agreement, page 46
12. Please eliminate the disclaimers highlighted in prior comments
21
and 22.

Ownership of More than 5% of WRC Common Stock, page 83
13. We note your response to comment 25; however, it is unclear why the company does not have access to this information. Please revise the table as requested in our prior comment or clarify for us why this information is not determinable.

Where Stockholders Can Find More Information, page 84
14. We reissue comment 28. Please eliminate the disclaimers highlighted in our prior comment. Security holders are entitled to rely on the disclosure in your document.
Form of Proxy
15. We note the revised disclosure on the form of proxy in response to comment 30. Please revise the form of proxy and the associated disclosure on page 67 to clarify that you may only use discretionary authority to vote on matters to be presented at the meeting which were not known a reasonable time prior to the solicitation. See Rule
14a-4(c)(3).

      *  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If you do not agree with a comment, please tell us why in your response. Please note that Rule 14a-6(h) requires you to filed revised preliminary proxy materials that are marked to show changes. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
Special Counsel
      Office of Mergers and Acquisitions
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Karen E. Bertero
Peter W. Wardle
August 2, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE